# SHAREHOLDER AGREEMENT

This Shareholder Agreement (this "Agreement") is made as of this 1st day of April, 2020 (the "Effective Date"), by and among Playmaker Recruiting LLC, a Texas Limited Liability Corporation located at 300 W Walter Ave, Pflugerville, TX 78660 (the "Company") and each of the individual listed on Schedule A attached hereto (each a "Shareholder" or "Member" and collectively, the "Shareholders" or "Members").

## ARTICLE I
## PURPOSE

1. **Shares.** The Shareholders own all of the outstanding shares of the Company (the "Shares") in the amounts outlined in Schedule A. All Shares owned by the Shareholders or acquired in the future by any Shareholder shall be subject to this Agreement.

2. **Purpose.** The Shareholders have entered into this agreement to act together with respect to the management and supervision of the Company.

## ARTICLE II
## MANAGEMENT

1. **Board of Directors.** The Board of Directors (the "Board") shall be equal to the number of Shareholders. Each Shareholder shall have the right to sit on the Board or appoint a member to the Board. The Board shall not be obligated to hold annual, regular or special meetings.

2. **Authority of Directors.** The Board may perform the following acts on behalf of the Company:

- May elect new managers and add new manager positions
- May determine the distribution of net income to shareholders, and withhold earnings distributions in good faith for business growth and contingency planning.

3. **Limitations.** The Board may not perform any of the following acts without the unanimous written consent of all of the Shareholders:

- merge or sell or transfer all, or substantially all, of the assets of the Company
- voluntarily dissolve the Company
- issue additional shares of any class or any rights related to shares of any class
- Amendments to the current Shareholder Agreement
- Take on debt beyond $1000 on behalf of the company

4. **Expenses.** All expenses in connection with the management and organization of the Company will be paid by the Company.

5. **Books and Records.** The Company shall maintain complete and accurate accounts in proper books of all transactions. The Company shall maintain at its principal office the following: (a) the full name and last

known business or residence address of each Shareholder; (b) records detailing all capital accounts, including entries for contributions and distributions, ownership interest, and percentage ownership; (c) a copy of the articles of formation of the Company and any and all amendments; (d) copies of all federal, state, and local income tax or returns and reports for the six most recent taxable years; (e) a copy of this Agreement and any amendments; (f) copies of financial statements of the Company for the six most recent fiscal years; (g) the books or records as related to the internal affairs of the Company; and (h) true and full information regarding the status of the business and financial conditions of the Company.

## ARTICLE III
## DISTRIBUTION OF PROFITS AND LOSSES

1. **Profits/Losses.** For accounting and tax purposes, net profits or net losses shall be determined on an annual basis. Profits and losses will be distributed in proportion to each Shareholder's percentage or ownership interest in the Company as set forth in Schedule A.

2. **Distributions.** The Company shall distribute net income annually or, if determined as necessary by the Board, at more frequent or infrequent intervals.

## ARTICLE IV
## PREEMPTIVE RIGHTS

1. **Restrictions on Transfer** No Shares shall be sold, transferred, or pledged other than in accordance with the terms of this Agreement. Additional terms may be required for special shareholders. Any other restrictions as part of the receival of shares by said special shareholders will take precedent over the terms of this agreement unless in direct contradiction of this agreement. In such a case, this agreement will maintain precedent over any contradictory terms.

2. **Involuntary Transfers.** Upon the occurrence of any of the following events (1) the death of a Shareholder; (2) the total mental or physical disability of a Shareholder; (3) the termination of a Shareholder's employment with the Company; or (4) the bankruptcy or insolvency of a Shareholder, the Company shall redeem or purchase for cancellation all of the Shares owned by the withdrawing Shareholder within sixty (60) days from the date of the event.

3. **Right of First Refusal.** If any Shareholder intends to sell or transfer any Shares, such Shareholder shall first offer to the remaining Shareholders the option to purchase the offered Shares at the price and in accordance to the same terms being offered to the third party. The remaining Shareholders shall have sixty (60) days to exercise this right of first refusal. If the remaining Shareholders elect to purchase less than all of the offered Shares, the offering Shareholder may sell any remaining Shares to the third party.

4. **Certificates.** All certificates representing the Shares now owned or hereafter acquired by each Shareholder shall have the following legend conspicuously printed on its face:

   "The shares represented by this certificate are subject to certain restrictions contained in a Shareholder Agreement among the Company and the Shareholders. A copy of the Shareholder Agreement is on file at the principal office of the Company."

## ARTICLE V
## TERM AND TERMINATION

1. **Term.** This Agreement shall be effective and binding upon the parties as of the Effective Date.

2. **Termination.** This Agreement will terminate in the event one of the following occurs:

    (A) bankruptcy, receivership or dissolution of the Company
    (B) a single Shareholder becoming the owner of all of the Shares, and remains so for 30 days
    (C) Written consent of all shareholders

## ARTICLE VI
## MISCELLANEOUS

1. **Amendments.** This Agreement may be amended or modified only by a written agreement signed by all of the parties.

2. **Notices.** Any notice or other communication given or made to any party under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the Company at the address stated above and to the Shareholders at the address in the Company's records.

3. **No Waiver.**  No party shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by any party of a breach or violation of any provision of this Agreement shall not constitute a waiver of any other subsequent breach or violation.

4. **Assignment.**  No party hereto shall have the right to assign its rights or delegate its duties hereunder without the written consent of the other parties, which consent shall not be unreasonably withheld.

5. **Severability.**  If any provision of this Agreement is held to be invalid, illegal or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

6. **Binding Effect.** This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, administrators, executors, successors and permitted assigns.

7. **Headings.** The section headings herein are for reference purposes only and shall not otherwise affect the meaning, construction or interpretation of any provision in this Agreement.

8. **Governing Law.** The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

9. **Disputes.** Any dispute arising from this Agreement shall be resolved in the courts of the State of Texas. If either party brings legal action to enforce its rights under this Agreement, the prevailing party will be entitled to recover from the other party its expenses (including reasonable attorneys' fees and costs) incurred in connection with the action and any appeal.

10. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

11. **Entire Agreement.** This Agreement contains the entire understanding between the parties and supersedes and cancels all prior agreements of the parties, whether oral or written, with respect to such subject matter.

IN WITNESS WHEREOF, the parties have executive this Agreement as of the date first written above.

| Playmaker Recruiting LLC | _Joseph Fischer_ 3/31/20 | Joseph Fischer  - CEO |
|---|---|---|
| **Company** Name | **Representative** Signature | **Representative** Name and Title |

| _Joseph Fischer_ 3/31/20 | Joseph Fischer |
|---|---|
| **Shareholder** Signature | **Shareholder** Full Name |

## SCHEDULE A

| Name | Number of shares |
|---|---|
| Joseph Fischer | 650000 |

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# GENERAL INSTRUCTIONS

## WHAT IS A SHAREHOLDER AGREEMENT?

A Shareholder Agreement affects the shareholders of a corporation. It is a formal contract that sets out and explains the structure and nature of their relationship to the corporation and to one another. Corporations find this type of agreement to be highly valuable, because it helps to create a strong foundation for the corporation as a whole.

This agreement will identify the following basic elements:
· Who the directors are
· Who the shareholders are
· What happens if one dies
· How shares are given to or sold to individuals
· How shares are sold back to the company or to others
· How individuals are paid from owning shares
· Any other perks that are given to parties to the agreement
· Any rights and responsibilities the parties have

## WHEN DO I NEED ONE?

IF YOU ARE A CORPORATION - Corporations will generally want to make a Shareholder Agreement. These are not legally required to form a corporation in all states, but they can and do offer protection and information that are both very valuable for shareholders and directors alike.

IF YOU HAVE OUTSIDE INVESTORS - Additionally, if the corporation plans to take money from outside investors, this document will almost definitely be needed. Anyone who invests in a corporation will want to know how that corporation intends to use their money and what they will be getting for their investment.

They also want to know when they can expect dividends and anything else they are supposed to get from their shares, and without a clear document providing that information, they may choose not to invest.

## THE CONSEQUENCES OF NOT HAVING ONE

Even though this document is not required, there can be serious consequences for not having one available and in use. The two biggest consequences are a lack of funds coming in and disagreements that take place between the shareholders and/or directors that are then not easily solved. These are both serious problems, and can affect corporations very strongly if they are not dealt with the correct way.

## WHAT SHOULD BE INCLUDED?

The Shareholder Agreement is not a requirement for a corporation, so there is technically nothing that "should" be included in it, in the sense that there are no specifics that have to be in it, in order to make it valid. These agreements are very flexible documents, so they can be tailored to the corporation to which they belong and can provide proper and accurate information to the directors and the shareholders. Generally, though, the latter will have a hand in the decision-making power of the directors and the corporation, so they can help to steer the corporation forward in a way they feel good about.

The agreement should also include:
· majority and minority shareholders
· the difference between those two categories
· why it matters
· that investment money is not needed for shares
· how to transfer shares

The power to make decisions or have a seat on the board of directors of a corporation goes to the majority shareholders, and will not go to minority ones in the vast majority of cases. Because of that, shareholders need to know what they own and where they stand, based on how the corporation expects to treat them and what it requires from them in their particular role.

When it comes to corporations, it is important that their shareholders know what they are required or not required to do, so they do not end up making decisions based on erroneous information. A provision for other shareholders to buy the shares of those deceased or retiring is generally also included in this agreement, to make sure these shares can be dealt with and valued appropriately.